Exhibit 99.35

NEWS RELEASE

2005 UNITED STATES INCOME TAX INFORMATION

FOR IMMEDIATE RELEASE, Monday, January 16, 2006

PENN WEST ENERGY TRUST (TSX – PWT.UN) updates 2005 United States income tax information

(Calgary, January 16, 2006) / CNW / - Penn West Energy Trust (“the Trust”) today released information necessary for 2005 United States (“U.S.”) federal income tax reporting purposes.

After consultation with its U.S. tax advisors, the Trust believes that its units more likely than not will be properly classified as equity in a corporation, rather than debt, for U.S. federal income tax purposes, and that distributions paid to its individual U.S. unitholders will more likely than not be qualified dividends. As such, the portion of the distributions made during 2005 that are considered dividends should qualify for the reduced rate of tax applicable to certain capital gains.

The portion of the trust distributions that is considered a dividend for U.S. income tax purposes is determined based upon the greater of the Trust’s current or accumulated earnings and profits  as determined in accordance with U.S. income tax principles. The percentage of cash distributions paid in 2005 to U.S. individual unitholders that should be reported as a non-taxable return of capital and the percentage that should be reported as qualified dividends will be reported at a later date.

A more comprehensive income tax press release for investors is planned for early February 2006. At that time, income tax information will also be available on the Trust’s website at www.pennwest.com. The content of this press release has no impact on Canadian resident taxpayers.

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Toll-free: 1-866-693-2707

Fax: (403) 777-2699

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502